                          LUSE GORMAN POMERENK & SCHICK
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW

                     5335 WISCONSIN AVENUE, N.W., SUITE 400
                             WASHINGTON, D.C. 20015

                            TELEPHONE (202) 274-2000
                            FACSIMILE (202) 362-2902
                                 WWW.LUSELAW.COM

WRITER'S DIRECT DIAL NUMBER                                      WRITER'S E-MAIL
(202) 274-2031                                                  GLAX@LUSELAW.COM

                                February 1, 2005

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

        RE:  FIRST FEDERAL BANC OF THE SOUTHWEST, INC.
             PRE-EFFECTIVE AMENDMENT NO. ONE TO THE FORMS-4;
             FILE NO. 333-120729

Dear Sir or Madam:

        On behalf of our client, First Federal Banc of the Southwest, Inc. (the "Company"), attached is a marked copy of Pre-Effective Amendment No. One to the Company's Form S-4 (the "Amendment"). The Amendment responds to comments raised by the SEC Staff in a letter dated December 22, 2004 (the "Comment Letter"). The Company's responses to the Staff's comments, which are set forth below, are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, a copy of the Comment Letter is attached hereto.

                                    RESPONSES

1. Staff should be supplementally advised that, as noted in the joint proxy statement/prospectus (see, "The Merger - Election Procedures; Surrender of Stock Certificates"), the stockholder election forms will be mailed on or about the date of the joint proxy statement/prospectus. This should ensure compliance with the Williams Act and the Dauphin Deposit Corporation no-action letter.

2. This will confirm that all material non-public information shared by the Company and GFSB Bancorp, Inc. ("GFSB") during due diligence is included in the joint proxy statement/prospectus.

3. Please be advised that this comment will be responded to supplementally in separate correspondence to SEC Staff.

4. The cover page of the joint merger proxy/prospectus has been revised to move three paragraphs in question.

5.      The disclosure has been revised as requested.

LUSE GORMAN POMERENK & SCHICK
 A PROFESSIONAL CORPORATION

U.S. Securities and Exchange Commission
February 1, 2005
Page 2

6.      The disclosure has been revised to remove the ambiguity.

7. The Company is unable to speculate as to the likelihood that shareholders who elect to receive all cash or all shares will be able to have their election honored. We believe that the more germane disclosure to all GFSB stockholders would be that they may receive consideration different than their election based upon the election made by other GFSB shareholders. The disclosure has been revised to highlight this fact.

8.      The requested disclosure has been added.

9.      Disclosure has been added in response to the staff's comment.

10.     The requested disclosure has been added.

11. The document has been revised to remove the Question and Answer section from the prospectus and has been filed as Exhibit 99.1.

12. The document has been revised to remove the Question and Answer section from the prospectus and has been filed as Exhibit 99.1.

13.     The disclosure has been revised as requested.

14. The summary section has been reordered to present the discussion of the merger, the consideration to be paid and the impact on shareholders following the introduction of the parties and preceding information regarding the special meetings.

15.     The summary captions have been revised to make them more descriptive.

16.     The requested revision has been made.

17.     The requested revision has been made.

18. The requested revision has been made in the summary and body of the joint merger proxy/prospectus.

19.     The requested revision has been made.

20.     The disclosure has been revised in response to this comment.

21.     The disclosure has been revised in response to this comment.

22.     The requested revision has been made.

LUSE GORMAN POMERENK & SCHICK
 A PROFESSIONAL CORPORATION

U.S. Securities and Exchange Commission
February 1, 2005
Page 3


23.     The requested revision has been made.

24.     The disclosure has been revised in response to this comment.

25.     The captions have been revised as requested.

26. The last sentence of the first paragraph has been deleted since the allocation procedures are established at 51% stock and 49% cash.

27.     The disclosures have been revised as requested.

28.     The disclosure has been modified.

29.     The disclosure has been modified.

30.     The disclosure has been revised as requested.

31.     The disclosure has been revised as requested.

32.     The disclosure has been revised as requested.

33.     The disclosure has been revised as requested.

34.     The disclosure has been revised as requested.

35. The selected ratios have been revised to include a dividend payout ratio.

36.     The disclosure has been revised as requested.

37. Staff should be supplementally advised that historical volume trading information is not required by Item 201 of Regulation S-K. The Company's stock is not actively traded or traded on any exchange. Additionally, while GFSB's stock is traded on the Nasdaq SmallCap Market, the proposed merger will result in a larger combined company with a larger stockholder base. Also, Company's common stock following the merger will be traded on the Nasdaq SmallCap Market. Given these facts, the Company believes that disclosure of information concerning the historical volume trading information for the Company or GFSB would be confusing and misleading to an investor in that such information would provide no meaningful potential stock volume trading information for the Company's stock following consummation of the merger.

38.     The disclosures have been revised as requested.

39.     The lead-in has been modified as requested.

LUSE GORMAN POMERENK & SCHICK
 A PROFESSIONAL CORPORATION

U.S. Securities and Exchange Commission
February 1, 2005
Page 4


40.     Annex E has been attached to proxy statement/prospectus.

41.     The disclosures have been revised as requested.

42.     The disclosures have been revised as requested.

43.     The disclosures have been revised as requested.

44.     The disclosures have been revised as requested.

45.     The requested information has been provided supplementally to SEC staff.

46.     The disclosures have been revised as requested.

47.     The disclosures have been revised as requested.

48.     The disclosure has been modified in response to this comment.

49. The Staff should be supplementally advised that the other written offer received by GFSB was at approximately $16.84 per share and the verbal offer was stated at around book value and was not stated as a per share number. GFSB's book value per share at the time was approximately $16.00 per share.

50.     The disclosure has been modified in response to this comment.

51.     The disclosure has been modified in response to this comment.

52.     The disclosure has been revised in response to this comment.

53.     The disclosure has been modified in response to this comment.

54.     The disclosures have been revised as requested.

55. Staff should be supplementally advised that on January 19, 2005, the Company issued $7 million in trust preferred securities and has the funds necessary to consummate the merger.

56.     The disclosure has been revised.

57.     The disclosures have been revised as requested.

58.     The disclosures have been revised as requested.

59.     The disclosures have been revised as requested.

60. Staff should be supplementally advised that the EVE table presented in the joint proxy statement/prospectus was prepared from the data provided to First Federal Bank by the

LUSE GORMAN POMERENK & SCHICK
 A PROFESSIONAL CORPORATION

U.S. Securities and Exchange Commission
February 1, 2005
Page 5


        Office of Thrift Supervision ("OTS") in their quarterly "Interest Rate Risk Exposure Report". This OTS report estimates present values of the balance sheet in the various interest rate scenarios. In this OTS report, the non-term, interest bearing deposit intangibles (e.g., savings, transaction accounts, etc.) are created and recorded as other assets. This treatment creates additional assets that would only be realized in a "liquidation environment". Consequently, the zero basis points scenario includes deposit intangibles totaling $14.9 million.

        These intangibles are calculated in each interest rate scenario. The fair values presented in the notes to the consolidated financial statements only include changes in term deposits. With the assumption being the repricing/maturity is immediate and therefore no fair value adjustment is appropriate pursuant to generally accepted accounting principles.

        The final reconciling item is the EVE presented in the joint proxy statement/prospectus is representative of First Federal Bank only. The consolidated statements decrease deposits by approximately $4.3 million that the Company has on deposit in the subsidiary bank.

        These items constitute factual differences that make the comparison between the EVE method for the First Federal Bank and the SFAS 107 for the Company to different.

61.     The disclosures have been revised as requested.

62.     The disclosures have been revised as requested.

63.     The disclosures have been revised as requested.

64.     The disclosures have been revised as requested.

65. Staff should be supplementally advised that the Company believes that the $29,649 loss, which is netted against the asset (and disclosed in response to the above comment) and properly presented as a component of comprehensive income, is not a material to the consolidated financial statements or the financial condition and results of operations of the Company and, as such, does not warrant a specific line item disclosure.

66.     The disclosure has been revised in response to this comment.

67.     The disclosure has been revised as requested.

68.     The disclosure has been revised in response to this comment.

69.     The disclosure has been revised in response to this comment.

LUSE GORMAN POMERENK & SCHICK
 A PROFESSIONAL CORPORATION

U.S. Securities and Exchange Commission
February 1, 2005
Page 6


70.     The disclosure has been revised in response to this comment.

71.     The disclosure has been revised as requested.

72.     The disclosure has been revised in response to this comment.

73.     The disclosure has been revised in response to this comment.

74. The disclosure has been revised in response to this comment. Staff should be supplementally advised that the pro forma balance sheet and the related tax amount reflect the GFSB pre-tax merger related charges.

75.     The disclosure has been revised in response to this comment.

76.     The disclosure has been revised in response to this comment.

77.     The disclosure has been revised in response to this comment.

78. Staff should be supplementally advised that the Company issued $7 million of trust preferred securities on January 19, 2005. These securities bear a fixed-rate of interest for a five-year period. An additional $3 million of floating rate trust preferred securities will be issued prior to the effective time of the proposed merger. The issuance of the trust preferred securities is related to the proposed merger. Without these funds, the Company would have to find another source to provide the cash portion of the merger consideration. Given these facts, the Company believes this disclosure is material and that it is appropriate to retain the entry in the pro forma statements.

79.     The disclosure has been revised in response to this comment.

80.     Please see response to comment 78 above.

81. Staff should be advised that the Company has not incorporated any documents by reference. The disclosure has been revised in response to this comment.

82.     The disclosure has been revised in response to this comment.

83.     The disclosure has been revised in response to this comment.

84.     The disclosure has been revised in response to this comment.

85.     The disclosure has been revised in response to this comment.

86.     The disclosure has been revised in response to this comment.

LUSE GORMAN POMERENK & SCHICK
 A PROFESSIONAL CORPORATION

U.S. Securities and Exchange Commission
February 1, 2005
Page 7


87.     The disclosure has been revised in response to this comment.

88.     The disclosure has been revised in response to this comment.

89.     The disclosure has been revised in response to this comment.

90. The disclosure has been revised in response to this comment. Staff should be supplementally advised that currently loan commitments for certain types of mortgage loans are pre-sold to investors prior to the Company issuing a commitment to a customer. Consequently, no interest rate risk is taken by the Company. The Company sells these loans with "servicing released" and therefore, no mortgage service asset is booked. Any such loans identified on the books of the Company have a contractual placement to an investor at the loan rate and no interest rate risk exists to the Company.

91. The disclosure has been revised in response to this comment. Staff should be supplementally advised that the comment in the Loans Receivable section of Note 1 refers to purchased loans. The interest method is used to amortize a premium or accrete discount on a constant basis over the life of the loan. The section in Note 1, Loan Origination Fees, specifically discusses the Company's handling of deferred fees and costs on originated loans, consistent with SFAS 91.

92. The disclosure has been revised in response to this comment. Staff should be supplementally advised that outstanding commitments to extend credit are added into the respective classifications of assets, and therefore, are computed in the Company's allowance for loan and lease losses methodology as described in the Allowance for Loan Losses section of the Notes to Consolidated Financial Statements.

93. Staff should be supplementally advised that at September 30, 2004, the Company had $22,617 of mortgage servicing rights. The Company applied the acceptable methodology of amortizing the servicing assets. The Company believes this amount is not material to its Consolidated Financial Statements, and therefore, has not provided specific details.

94.     The disclosure has been revised in response to this comment.

95.     The disclosure has been revised in response to this comment.

96. Staff should be supplementally advised that the section in footnote 3 of the Consolidated Financial Statement regarding loan servicing is a summary report of the total dollar amount of loans serviced by the Company as of September 30 of each respective year and the associated service fees generated and the amount of custodial escrow deposits related to these loans.

LUSE GORMAN POMERENK & SCHICK
 A PROFESSIONAL CORPORATION

U.S. Securities and Exchange Commission
February 1, 2005
Page 8


97. Staff should be supplementally advised that the cashiers checks included in deposits represent the liability associated with the Company's issued cashiers checks that have not been presented for payment as of September 30 for each fiscal year presented.

98. Staff should be supplementally advised that the section titled, "Credit Commitments and Letters of Credit" was added to Note 1 of the Consolidated Financial Statements.

99.     The disclosure has been revised in response to this comment.

100.    The disclosure has been revised in response to this comment.

101.    Staff's comment is noted.

102. Staff should be supplementally advised that the income reported as service fee income on page F-4 of GFSB's 10-KSB for the fiscal years ended June 30, 2003 and June 30, 2004 was incorrectly labeled. The amounts reported are the amounts GFSB recognized during the year as an adjustment to yield over the life of related loans of loan origination fees and certain direct loan origination costs, as prescribed in SFAS
        91. Since these fees are amortized as an adjustment to yield, GFSB will revise future filings to include this income in the amounts reported as interest earnings for the various categories of loans listed under the heading Interest Earnings, Loans Receivable.

103.    Staff's comment is noted.

104.    Staff's comment is noted.

105. Staff should be supplementally advised that during the year ended June 30, 2003, GFSB repurchased certain vested options from an employee. The employee received cash for the difference between the original grant price and the fair market value at the date of the exercise. In reporting this transaction, GFSB has applied the requirements of Financial Accounting Standards Board Interpretation (FIN) #44, Accounting for Certain Transactions involving Stock Compensation - an interpretation of APB Opinion No. 25, paragraphs 65 and 66. FIN44 provides, in relevant part, as follows:

                FIN44, Par. 65. Question 14--How should compensation cost be measured if cash is paid to settle a stock option or (unvested) stock award or to repurchase shares within six months after option exercise or issuance of the repurchased shares?

LUSE GORMAN POMERENK & SCHICK
 A PROFESSIONAL CORPORATION

U.S. Securities and Exchange Commission
February 1, 2005
Page 9

                Response: CASH WAS EXCHANGED BETWEEN THE COMPANY AND THE EMPLOYEE SIMULTANEOUS TO THE EXERCISE OF THE OPTIONS THUS TRIGGERING AN ACCOUNTING CONSEQUENCE AS FURTHER DETAILED BELOW.

                FIN44, Par. 66. Interpretation--If cash is paid to an employee to settle an outstanding stock option, to settle an earlier grant of a stock award within six months after vesting, or to repurchase shares within six months after exercise of an option or issuance, total compensation cost shall be measured as the sum of:

                a. The intrinsic value of the stock option or award (if any) at the original measurement date.

                Response: THE INTRINSIC VALUE OF THE OPTIONS IS ZERO AS THE OPTIONS WERE GRANTED AT THE FAIR MARKET VALUE AT THE DATE OF THE GRANT.

                b. The amount of cash paid to the employee (reduced by any amount paid by the employee to acquire the shares) that exceeds the lesser of the intrinsic value (if any) of the award (1) at the original measurement date or (2) immediately prior to the cash settlement.

                Response: THE EMPLOYEE DID NOT PAY ANY AMOUNT TO
                EXERCISE THE OPTIONS AND THE OPTIONS HAD NO INTRINSIC VALUE. THEREFORE, THE TOTAL CASH PAID TO THE EMPLOYEE IS EQUAL TO THE COMPENSATION EXPENSE.

        As a result of this transaction, GFSB made an entry to compensation expense for the cash paid with an offset to additional paid-in-capital.

106.    Staff's comment is noted.

107. Staff should be supplementally advised that in accounting for its investments, GFSB uses an Investment Security Management System provided by Shay Financial Services, Inc. for the calculation of the amortization of premiums and accretion of discounts on its Available-for-Sale Investment and Mortgage-Backed Securities. There was an initial misunderstanding of the method used by the accounting system that led GFSB's external auditor to describe the amortization method as one that "approximates the interest method." Following further review with the provider of the accounting system, GFSB has determined that the method

LUSE GORMAN POMERENK & SCHICK
 A PROFESSIONAL CORPORATION

U.S. Securities and Exchange Commission
February 1, 2005
Page 10


        used is the interest method in accordance with the examples provided in Appendix B of SFAS 91. GFSB will revise future filings to clearly and unequivocally state that it uses the interest method.

108.    Staff's comment is noted.

109.    Staff's comment is noted.

110.    Staff's comment is noted.

111. Staff should be supplementally advised that upon further review, GFSB believes that its initial assumption presented in Note 14 that no options would be exercised for 10 year is not an appropriate assumption. GFSB will revise future filings to provide a more realistic assumption for estimating the timing of the exercise of options.

112. Staff should be supplementally advised that as of June 30, 2004 GFSB owned 30,000 shares of FNMA Preferred Non-Cumulative Perpetual Stock with a floating rate coupon that resets every two years at the two-year U.S. Treasury index minus 16 basis points. The security was carried on the GFSB's books at an amortized cost figure of $1,500,000 and had a fair value of $1,200,000. As of June 30, 2004, GFSB determined that the security was not other than temporarily impaired, and that the impairment was the result of the floating rate structure of the security and the resulting current interest rate on the security in comparison with the market interest rate environment. The interest rate on the security was set right at the bottom of an interest rate cycle on March 31, 2004 for a two-year period. The two-year U.S. Treasury index increased 124 basis points from the March reset date to June 30, 2004.

        To make this determination GFSB has first looked at the history of the market price of FNMA's common stock in relation to the S&P 500 Index during the period from the date of purchase of the security (March 31, 2000) through June 30, 2004. At March 31, 2000, the S&P 500 Index was at 1,498.58. At June 30, 2004, the S&P Index was at 1,140.84, which represents a DECREASE over the period of approximately 51 months of 23.87%. For the same two dates, the market price of FNMA common stock
        (FNM) was $56.56 and $71.36 respectively, representing an INCREASE over the same period of 26.17%. GFSB then attempted to assess current trends in market price by looking at comparisons of more recent trading history for FNM. For the six-month period from December 31, 2003 to June 30, 2004, the S&P 500 Index INCREASED by 2.60% from 1,119.92 to 1140.84, while FNM DECREASED by 4.93% from $75.06 to $71.36. For the one-month period from May 31, 2004 to June 30, 2004, the S&P 500 Index INCREASED by 1.80% from 1,120.68 to 1,140.84, while FNM INCREASED by 5.41% from $67.70 to $71.36.

LUSE GORMAN POMERENK & SCHICK
 A PROFESSIONAL CORPORATION

U.S. Securities and Exchange Commission
February 1, 2005
Page 11


        From a review of these two sets of market data, it appeared to GFSB that there was no evidence in the marketplace that would indicate any type of substantial credit quality concerns as of June 30, 2004 regarding FNMA common stock, and by inference neither is there evidence to substantiate any type of substantial credit quality concerns or impairment regarding GFSB's investment in the FNMA Preferred Stock as an equity investment.

        GFSB next reviewed the current credit ratings from Moody's and Standard & Poors for this specific FNMA Preferred Stock issue. As of June 30, 2004, Moody's Aa3 rating and Standard & Poors rating of AA- were unchanged from the date of purchase of the security by GFSB.

        Finally, GFSB compared market price performance of this floating rate FNMA Preferred Stock with the market price performance of a fixed-rate 5.81% FNMA Preferred Stock and determined that there was not any appearance of deterioration in market value that should be attributed to any type of permanent credit quality impairment.

        GFSB is aware that subsequent to its evaluation of the impairment, Moody's on December 3, 2004 and Standard & Poors on September 23, 2004 reported that they had placed this FNMA Preferred Stock issue on a long-term Credit Watch for potential future down grade. GFSB will continue to review this security for evidence of other than temporary impairment for future filings.

113.    Staff's comment is noted.

114.    Staff's comment is noted.

115.    Staff's comment is noted.

116.    Staff's comment is noted.

117.    Staff's comment is noted.

LUSE GORMAN POMERENK & SCHICK
 A PROFESSIONAL CORPORATION

U.S. Securities and Exchange Commission
February 1, 2005
Page 12


        If the Staff has any questions or comments with respect to the Amendment, please contact me.

                                              Very truly yours,

                                              /s/ Gary A. Lax

                                              Gary A. Lax, Esq.

Enclosures
cc:   William Friar, Senior Financial Analyst
      Gregory Dundas, Esq.
      Heidi Berg, Staff Accountant
      Donald Walker, Senior Assistant Chief Accountant
      Bowman Lee, OTS
      Aubrey L. Dunn, Jr.
      Kip A. Weissman, Esq.
      Richard Fisch, Esq.